VANGOLD RESOURCES LTD.

Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940
Email: paccom@telus,net

03 SEP 16 AM 7:21

September 15, 2003

VIA FACSIMILE 202-942-9624

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 3-2
Washington, DC 20549

03032072

SUPPL

Attention: Mary Cascio

Dear Sirs:

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

**Re: Vangold Resources Ltd. (formerly Paccom Ventures Inc.)
(formerly Pacific Vangold Mines Ltd.) ("Vangold")
Reactivation of Submission Under Rule 12g3-2(b)
82-2891**

Further to our letter of August 20, 2003, please confirm the reactivation of the Vangold's submission under Rule 12g3-2(b). In support of the change of name of the Company, following is a copy of the documents filed with the Registrar of Companies in British Columbia. Please note that the new trading symbol is "VAN".

On another matter, I have been asked to enquire into another company, which is also delinquent in its filings under Rule 12g30-2(b). The name of that company is **Diamond International Industries Inc.** now known at Vault Minerals Inc. The number for the company is **82-1314**. Please advise firstly, if it is possible to reactivate the submission and if so, from which date you require information submitted.

Thank you very much for your assistance. Please do not hesitate to contact us should you require any additional information.

Yours truly,

Vangold Resources Ltd.

Per:

Margo Peters
Corporate Administrator

dlw 9/16

BRITISH COLUMBIA

NUMBER: **178889**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

PACCOM VENTURES INC.

has this day changed its name to

VANGOLD RESOURCES LTD.

Issued *under my hand at Victoria, British Columbia on August 29, 2003*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

FORM 19

(Section 348)

COMPANY ACT

SPECIAL RESOLUTION

Certificate of Incorporation No. **178889**

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company **PACCOM VENTURES INC.**

Date resolution passed **June 12, 2003**

Resolution:

1. Resolved as a special resolution that the name be changed from Paccom Ventures Inc. to Vangold Resources Ltd.

2. Resolved as a special resolution that the memorandum of the Company be altered so that it shall be in the form set out in Schedule "A" as attached hereto.

Certified a true copy this 31st day of July, 2003.

(Signature) ____________

(Relationship to company) Director

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. CHAPTER 62)

ALTERED MEMORANDUM

OF

VANGOLD RESOURCES LTD.

(As altered by a Special Resolution passed June 12, 2003)

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. **The name of the Company is Vangold Resources Ltd.**

2. **The authorized capital of the company consists of 99,987,500 common shares without par value.**